                                 EXHIBIT 20.1
                                 ------------

                                PRESS RELEASES

                  CISCO SYSTEMS TO ACQUIRE TGV SOFTWARE, INC.

BUYOUT PROVIDES SOFTWARE TO BUILD CORPORATE INTRANETS AND SCALE GLOBAL INTERNET

     SAN JOSE, Calif. -- January 23, 1996 -- Cisco Systems Inc. today announced an agreement to acquire TGV Software Inc. (NASDAQ: TGVI), a leading supplier of Internet software products that enable connectivity between disparate computer systems over local area, enterprise-wide and global computing networks. The acquisition extends Cisco's software product line to include network applications and services which are used to build corporate intranets and support the growing global Internet and World Wide Web. TGV's management, employees and product line will become part of Cisco's Internet Business Unit.

     Cisco will acquire TGV in a stock swap in which shares of Cisco stock will be exchanged for all outstanding shares, options and warrants of TGV. Under the terms of the agreement, one (1) share of Cisco common stock will be exchanged for every five (5) outstanding shares of TGV common stock. The transaction will be accounted for as a pooling of interests. The closing price of Cisco common stock on January 23, 1996 was $77.875 per share, giving the transaction an approximate value of $115 million. The transaction is expected to be completed by the close of March 1996, and is subject to various conditions, including clearance under the Hart-Scott-Rodino Antitrust Act and approval by TGV stockholders.

     "Our customers are looking for additional support for TCP/IP traffic throughout the enterprise and TGV offers value-added software capable of delivering valuable applications and services," said John Chambers, president and CEO of Cisco Systems. "Users also want to further leverage the native intelligence of their intranets. We plan to open up key areas of TGV MultiNet software interoperability for application-level advances in areas including multimedia," added Chambers.

     "Bringing TGV and Cisco together gives our customers a single enterprise-wide networking solution," said Craig Conway, president and CEO of TGV Software. "We can offer network managers superior network application and services to build corporate intranets and utilize the worldwide Internet. At the same time, consumer network users will benefit from better integration of TCP/IP technology into their network equipment," added Conway.
                                    (more)

CISCO SYSTEMS TO ACQUIRE TGV SOFTWARE, INC.                           2--2--2--2


     For enhanced application support, Cisco will integrate value-added links between TGV software and Cisco's Internetwork Operating System (Cisco IOS(TM)) software. Cisco IOS software is a sophisticated networking software suite, that ensures robust, reliable internetworks by supporting both LAN and WAN protocols, optimizing WAN services and controlling internetwork access. TGV's innovative MultiNet TCP/IP software is optimized for UNIX, DEC and Windows environments to provide users with value-added application support, including electronic mail, tape backup capabilities, file transfer, load balancing and print services. Additional benefits of TGV MultiNet software include server-based centralized administration and management of network operations, including Point-to-Point Protocol (PPP) dial-up support and simpler IP address assignment with Dynamic Host Configuration Protocol (DHCP) and BootP.

     TGV Software, Inc. employs more than 130 people and is headquartered in Santa Cruz, California. The company develops, markets and supports TCP/IP internetworking software products which enable connectivity between disparate computer systems over local area, enterprise-wide and global computing networks. TGV's principal product line is marketed under the name of MultiNet. MultiNet for Windows integrates a robust suite of TCP/IP applications including a 32-bit VxD kernel, NFS client, FTP client and server, VT100-320 and TN3270 emulations, network printing, Pronto Mail V2.0 electronic mail, Enhanced Mosaic V2.1 web browser and network diagnostics.

     Cisco Systems (NASDAQ: CSCO) is the leading global supplier of internetworking solutions, including routers, LAN and ATM switches, dial-up access servers and network management software. These products, integrated by the Cisco IOS(TM) software, link geographically dispersed LANs, WANs and IBM networks. Cisco news and product/service information are available at World Wide Web site http://www.cisco.com. Cisco is headquartered in San Jose, Calif.


                                    #  #  #

MultiNet is a registered trademark of TGV Software, Inc. Cisco IOS is a trademark and Cisco, Cisco Systems and the Cisco logo are registered trademarks of Cisco Systems, Inc. All other trademarks, service marks, registered trademarks or registered service marks mentioned in this document are the property of their respective owners.

           CISCO SYSTEMS COMPLETES ACQUISITION OF TGV SOFTWARE, INC.

     SAN JOSE, Calif. -- March 29, 1996 -- Cisco Systems Inc. today announced the completion of its purchase of TGV Software, Inc. (NASDAQ: TGVI) effective March 29, 1996. The acquisition follows an agreement to a stock swap in which shares of Cisco stock will be exchanged for all outstanding shares, options and warrants of TGV. Under the terms of the agreement, one (1) share of Cisco common stock will be exchanged for every two and one-half (2.5) outstanding shares of TGV common stock. The transaction will be accounted for as a pooling of interests.

     TGV management, employees and product line are now part of Cisco's Internet Business Unit. The acquisition extends Cisco's software product line to include network applications and services that are used to build corporate intranets, support the growing global Internet and scale the World Wide Web.

     TGV Software, Inc. employs more than 130 people and is headquartered in Santa Cruz, Calif. The company is a leading developer and supplier of Internet software products that enable connectivity between disparate computer systems over local area, enterprise-wide and global computing networks. TGV's principal product line is marketed under the name of MultiNet. MultiNet for Windows integrates a robust suite of TCP/IP applications, including a 32-bit VxD kernel; NFS client; FTP client and server; VT100-320 and TN3270 emulations; network printing; Pronto Mail V2.0 electronic mail; Enhanced Mosaic V2.1 web browser; and network diagnostics.

     Cisco Systems (NASDAQ: CSCO) is the leading global supplier of internetworking solutions for corporate intranets and the global Internet. Cisco's products, including routers, LAN and ATM switches, dial-up access servers and network management software, are integrated by the Cisco IOS(TM) software to link geographically dispersed LANs, WANs and IBM networks. Company news and product/service information are available at World Wide Web site http://www.cisco.com. Cisco is headquartered in San Jose, Calif.

                                    #  #  #

Cisco IOS is a trademark and Cisco, Cisco Systems and the Cisco logo are registered trademarks of Cisco Systems, Inc. All other trademarks, service marks, registered trademarks or registered service marks mentioned in this document are the property of their respective owners.